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                               December 6, 2023

       Ram Aiyar
       Chief Executive Officer
       Korro Bio, Inc.
       One Kendall Square, Building 600-700, Suite 6-401
       Cambridge, MA 02139

                                                        Re: Korro Bio, Inc.
                                                            Amendment No. 1 to
Registration Statement S-3 on Form S-1
                                                            Filed December 1,
2023
                                                            File No. 333-275353

       Dear Ram Aiyar:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

       Amendment No.1 to Form S-3 on Form S-1

       General

   1. We note the representation in Section 3.4 of the Agreement and Plan of Merger, filed on
                                                        July 14, 2023 as
exhibit 2.1 to Frequency Therapeutics, Inc.'s Form 8-K, that Korro's stockholders were
required to consent to the merger. We further note your Form S-1 seeks to register the resale
of securities issued to Korro's security holders in connection with the merger. Please revise
to identify all former affiliates of Korro reselling pursuant to this
                                                        Form S-1 as
underwriters and fix a selling price for the duration of their offering. See
                                                        Securities Act Rule
145(c).
 Ram Aiyar
FirstName
Korro Bio, LastNameRam   Aiyar
           Inc.
Comapany6,
December   NameKorro
             2023     Bio, Inc.
December
Page 2    6, 2023 Page 2
FirstName LastName
       Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:      Daniel Hughes, Esq.